SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LOGICBIO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

54142F102

(CUSIP Number)

December 31, 2020**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

This Amendment No. 2 is being filed solely to correct an error in the number of shares owned by the Reporting Persons. There have been no acquisitions or dispositions of any shares owned by the Reporting Persons since Amendment No. 1 to Schedule 13G was filed on February 12, 2021.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54142F102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andera Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,287,4131
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,287,4131

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,287,413
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%2
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1

2,287,413 shares of Common Stock directly held by BioDiscovery 5 (as defined in Item 2(a) below). Andera (as defined in Item 2(a) below) is the manager of BioDiscovery 5, and may be deemed to have voting, investment and dispositive power with respect to these securities. Ioannidou (as defined in Item 2(a) below) is a director of the Issuer (as defined in Item 1(a) below) and is a director of Andera and may be deemed to share voting and dispositive power over the shares held by BioDiscovery 5. There have been no acquisitions or dispositions of the Reporting Persons’ shares of Common Stock since the Amendment No. 1 to Schedule 13G was filed with the Securities and Exchange Commission on February 12, 2021.

2

Based on 31,786,486 shares of Common Stock outstanding as of November 5, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 9, 2020. Based on 32,962,733 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2022 filed with the Securities and Exchange Commission on August 15, 2022, the percentage of class represented by amount in row 9 is 6.9%.

CUSIP No. 54142F102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BioDiscovery 5
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,287,4133
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,287,4133

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,287,413
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%4
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

3

2,287,413 shares of Common Stock directly held by BioDiscovery 5. Andera is the manager of BioDiscovery 5, and may be deemed to have voting, investment and dispositive power with respect to these securities. Ioannidou is a director of the Issuer and is a director of Andera, and may be deemed to share voting and dispositive power over the shares held by BioDiscovery 5. There have been no acquisitions or dispositions of the Reporting Persons’ shares of Common Stock since the Amendment No. 1 to Schedule 13G was filed with the Securities and Exchange Commission on February 12, 2021.

4

Based on 31,786,486 shares of Common Stock outstanding as of November 5, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 9, 2020. Based on 32,962,733 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2022 filed with the Securities and Exchange Commission on August 15, 2022, the percentage of class represented by amount in row 9 is 6.9%.

CUSIP No. 54142F102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sofia Ioannidou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,287,4135
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,287,4135

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,287,413
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%6
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

5

2,287,413 shares of Common Stock directly held by BioDiscovery 5. Andera is the manager of BioDiscovery 5, and may be deemed to have voting, investment and dispositive power with respect to these securities. Ioannidou is a director of the Issuer and is a director of Andera, and may be deemed to share voting and dispositive power over the shares held by BioDiscovery 5. There have been no acquisitions or dispositions of the Reporting Persons’ shares of Common Stock since the Amendment No. 1 to Schedule 13G was filed with the Securities and Exchange Commission on February 12, 2021.

6

Based on 31,786,486 shares of Common Stock outstanding as of November 5, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 9, 2020. Based on 32,962,733 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2022 filed with the Securities and Exchange Commission on August 15, 2022, the percentage of class represented by amount in row 9 is 6.9%.

CUSIP No. 54142F102	13G

Schedule 13G

Explanatory Note

This Amendment No. 2 is being filed solely to correct an error in the number of shares owned by the Reporting Persons. There have been no acquisitions or dispositions of any shares owned by the Reporting Persons since Amendment No. 1 to Schedule 13G was filed on February 12, 2021.

Item 1(a). Name of Issuer:

LogicBio Therapeutics, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

610 Main St., 3rd Floor, Cambridge, MA 02139

Item 2(a). Name of Persons Filing:

This Statement is being filed by Andera Partners (“Andera”), Biodiscovery 5 (“BioDiscovery 5”, and together with Andera, the “Reporting Entities”) and Sofia Ioannidou (“Ioannidou”). The Reporting Entities and Ioannidou are collectively referred to as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal offices of each Reporting Entity and the business address of Ioannidou is 374 Rue Saint-Honoré, 75001 Paris, France.

Item 2(c). Citizenship:

Andera is a partnership limited by shares (société en commandite par actions) organized under French law and BioDiscovery 5 is a professional private equity investment fund (fonds professionnel de capital investissement) organized under French law. Ioannidou is a citizen of France.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e). CUSIP Number:

54142F102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

(a) through (c): The information requested herein is incorporated by reference to the cover pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. 54142F102	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/19/2022		ANDERA PARTNERS

	By:	/s/ Raphael Wisniewski
Name: Raphael Wisniewski
Title: Partner

BIODISCOVERY 5

	By:	/s/ Sofia Ioannidou
Name: Sofia Ioannidou
Title: Partner

	By:	/s/ Sofia Ioannidou
Sofia Ioannidou